EXHIBIT 3.2

UNIFY CORPORATION

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

     Unify Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

     1. Paragraph A of Article Fourth of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on April 18, 1996 (the “Restated Certificate of Incorporation”), is amended and restated to read in its entirety as follows:

     “A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock which the Corporation will have authority to issue is 47,931,370 shares, 40,000,000 of which shall be Common Stock with a par value of $0.01 each and 7,931,370 shores of which shall be Preferred Stock with a par value of $0.001 each.

     Effective at 11:59 p.m., Eastern Daylight Time on June 24, 2007 (the “Effective Time”), every five (5) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), will automatically and without any action on the part of the respective holders thereof be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the “New Common Stock”). The combination and conversion of the Old Common Stock shall be referred to as the “Reverse Stock Split”.

     No fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the Reverse Stock Split and the Corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock. All shares of Old Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Old Common Stock upon the Reverse Stock Split shall be converted into the right to receive a cash payment in an amount equal to the fair value of Old Common Stock that would have been exchanged for fractional shares of New Common Stock in the Reverse Stock Split if fractional shares had been issued in the Reverse Stock Split in an amount equal to the closing price of such Old Common Stock on the OTC/BB Market on June 22, 2007.

The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above.”

     2. The foregoing amendment of the Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     3. The Corporation’s stockholders approved the amendment of the Restated Certificate of Incorporation of the Corporation as required by the Bylaws of the Corporation and in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation to be signed by the Corporation’s President this 20th day of April, 2007.

UNIFY CORPORATION

By:	(s) TODD E. WILLE

Name: Todd E. Wille

Title: President and CEO